SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

The Lovesac Company
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

54738L 109
(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 182,038(1)
	8	Shared Voting Power 1,475,848(2)
	9	Sole Dispositive Power 182,038(1)
	10	Shared Dispositive Power 1,475,848(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,657,886(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 11.29%(3)
14	Type of Reporting Person IN

(1)	Includes (i) 8,203 shares of common stock underlying restricted stock units received by Mr. Heyer for his service as a director of The Lovesac Company, a Delaware corporation (the “Issuer”), (ii) 19,661 shares of common stock, par value $0.00001 per share of the Issuer (“Common Stock”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (iii) 17,051 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.

(2)	Includes shares of Common Stock held by: (i) Mistral Equity Partners, LP (1,108,605 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Equity Partners QP, LP (285,374 shares), which is managed by an affiliated entity controlled by Mr. Heyer, and (iii) MEP Co-Invest, LLC (66,138 shares), which is managed by an affiliated entity controlled by Mr. Heyer.

(3)	Based on 14,683,138 shares of Common Stock outstanding as of December 8, 2020.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Mistral Equity Partners, LP
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,108,605
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,108,605

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,605
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 7.55%(1)
14	Type of Reporting Person OO

(1)	Based on 14,683,138 shares of Common Stock outstanding as of December 8, 2020.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This Amendment No. 7 (this “Amendment No. 7”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 2, 2018, Amendment No. 2 filed with the SEC on June 3, 2019, Amendment No. 3 filed with the SEC on December 23, 2019, Amendment No. 4 filed with the SEC on July 23, 2019, Amendment No. 5 filed with the SEC on October 21, 2020, and Amendment No. 6 filed with the SEC on December 14, 2020, the “Schedule 13D”) is being filed by Andrew R. Heyer and Mistral Equity Partners, LP.

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D.

Item 1: Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 7.

Item 2: Identity and Background

The information regarding the Reporting Persons contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Amendment No. 7.

Item 3: Source and Amount of Funds or Other Consideration

The information regarding the Reporting Persons contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Amendment No. 7.

Item 4: Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On December 17, 2020, Mr. Heyer received a grant of (a) 2,201 RSUs of which 100% are subject to vesting on June 15, 2021, (b) 254 RSUs of which 100% are subject to vesting on December 17, 2021, and (c) 2,173 shares of common stock. The aforementioned RSUs are excluded from the Reporting Persons’ beneficial ownership.

On December 23, 2020, Mistral Equity Partners, LP sold an aggregate of 8,593 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.08 per share. The shares were sold at prices ranging from $45.05 to $45.26, inclusive.

On December 23, 2020, Mistral Equity Partners QP, LP sold an aggregate of 2,284 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.08 per share. The shares were sold at prices ranging from $45.05 to $45.26, inclusive.

On December 24, 2020, Mistral Equity Partners, LP sold an aggregate of 5,300 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.17 per share. The shares were sold at prices ranging from $45.06 to $45.33, inclusive.

On December 24, 2020, Mistral Equity Partners QP, LP sold an aggregate of 1,325 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.17 per share. The shares were sold at prices ranging from $45.06 to $45.33, inclusive.

On December 28, 2020, Mistral Equity Partners, LP sold an aggregate of 237 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $44.13 per share. The shares were sold at prices ranging from $44.01 to $44.23, inclusive.

On December 28, 2020, Mistral Equity Partners QP, LP sold an aggregate of 63 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $44.13 per share. The shares were sold at prices ranging from $44.01 to $44.23, inclusive.

On December 29, 2020, Mistral Equity Partners, LP sold an aggregate of 333 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $44.02 per share. The shares were sold at prices ranging from $44.00 to $44.02, inclusive.

On December 29, 2020, Mistral Equity Partners QP, LP sold an aggregate of 89 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $44.02 per share. The shares were sold at prices ranging from $44.00 to $44.02, inclusive.

On December 30, 2020, Mistral Equity Partners, LP sold:

●	an aggregate of 24,038 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.08 per share. The shares were sold at prices ranging from $45.00 to $45.32, inclusive.

●	an aggregate of 7,189 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $44.67 per share. The shares were sold at prices ranging from $44.12 to $45.99, inclusive.

On December 30, 2020, Mistral Equity Partners QP, LP sold:

●	an aggregate of 6,390 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.08 per share. The shares were sold at prices ranging from $45.00 to $45.32, inclusive.

●	an aggregate of 1,911 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $44.67 per share. The shares were sold at prices ranging from $44.12 to $45.99, inclusive.

On December 31, 2020, Mistral Sac Holdings 3, LLC completed a pro rata distribution of 50,087 shares of the Issuer’s common stock to its members. As a result of the distributions, Mr. Heyer received 9,608 shares of the Issuer’s common stock, and Mistral Sac Holdings 3, LLC no longer holds any shares of the Issuer’s common stock.

On December 31, 2020, Mistral Sac Holdings 4, LLC completed a pro rata distribution of 41,294 shares of the Issuer’s common stock to its members. As a result of the distributions, Mr. Heyer and Heyer Investment Management, LLC received and aggregate of 3,197 shares of the Issuer’s common stock, and Mistral Sac Holdings 4, LLC no longer holds any shares of the Issuer’s common stock.

On January 6, 2020, Mistral Equity Partners, LP sold an aggregate of 4,108 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.25 per share. The shares were sold at prices ranging from $45.00 to $45.67, inclusive.

On January 6, 2020, Mistral Equity Partners QP, LP sold an aggregate of 1,092 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.25 per share. The shares were sold at prices ranging from $45.00 to $45.67, inclusive.

On January 7, 2020, Mistral Equity Partners, LP sold:

●	an aggregate of 7,900 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.02 per share. The shares were sold at prices ranging from $45.00 to $45.32, inclusive.

●	an aggregate of 10,874 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $46.33 per share. The shares were sold at prices ranging from $45.77 to $46.76, inclusive.

●	an aggregate of 11,246 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $47.15 per share. The shares were sold at prices ranging from $46.77 to $47.79, inclusive.

On January 7, 2020, Mistral Equity Partners QP, LP sold:

●	an aggregate of 2,100 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $45.02 per share. The shares were sold at prices ranging from $45.00 to $45.32, inclusive.

●	an aggregate of 2,890 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $46.33 per share. The shares were sold at prices ranging from $45.77 to $46.76, inclusive.

●	an aggregate of 2,990 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $47.15 per share. The shares were sold at prices ranging from $46.77 to $47.79, inclusive.

On January 8, 2020, Mistral Equity Partners, LP sold:

●	an aggregate of 11,692 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $47.36 per share. The shares were sold at prices ranging from $47.25 to $47.80, inclusive.

●	an aggregate of 237 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $48.86 per share. The shares were sold at prices ranging from $48.85 to $48.89, inclusive.

●	an aggregate of 15,721 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $46.48 per share. The shares were sold at prices ranging from $46.11 to $46.73, inclusive.

On January 8, 2020, Mistral Equity Partners QP, LP sold:

●	an aggregate of 3,108 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $47.36 per share. The shares were sold at prices ranging from $47.25 to $47.80, inclusive.

●	an aggregate of 63 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $48.86 per share. The shares were sold at prices ranging from $48.85 to $48.89, inclusive.

●	an aggregate of 4,179 shares of the Issuer’s common stock pursuant to the 10b5-1 Plan at a weighted average price of $46.48 per share. The shares were sold at prices ranging from $46.11 to $46.73, inclusive.

The Reporting Persons undertake to provide, upon request, full information regarding the number of shares sold at each separate price within each range to the staff of the U.S. Securities and Exchange Commission.

Item 5: Interest in Securities of the Issuer

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned+
Andrew R. Heyer(1)	182,038	(1)	1,475,848	(2)	1,657,886	11.29%
Mistral Equity Partners, LP	-		1,108,605		1,108,605	7.55%

+	Based on 14,683,138 shares of Common Stock outstanding as of December 8, 2020.

(1)	Includes (i) 8,203 shares of common stock underlying restricted stock units received by Mr. Heyer for his service as a director of The Lovesac Company, a Delaware corporation (the “Issuer”), (ii) 19,661 shares of common stock, par value $0.00001 per share of the Issuer (“Common Stock”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (iii) 17,051 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.

(2)	Includes shares of Common Stock of the Issuer held by: (i) Mistral Equity Partners, LP (1,108,605 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Equity Partners QP, LP (285,374 shares), which is managed by an affiliated entity controlled by Mr. Heyer, and (iii) MEP Co-Invest, LLC (66,138 shares), which is managed by an affiliated entity controlled by Mr. Heyer.

(c)	There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information regarding the Reporting Persons contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 7.

Item 7: Material to be Filed as Exhibits.

The information regarding the Reporting Persons contained in “Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Amendment No. 7.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: January 11, 2021

ANDREW R. HEYER

/s/ Andrew R. Heyer

Mistral Equity Partners, LP

By: Mistral Equity GP, LLC, its general partner

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Chief Executive Officer